UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                                 ENTREMED, INC.
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                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
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                         (Title of Class of Securities)


                                  29382F 10 3
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                                 (CUSIP Number)

      Robert J. Hugin                           Robert A. Cantone, Esq.
      Celgene Corporation                       c/o Proskauer Rose LLP
      86 Morris Avenue                          1585 Broadway
      Summit, NJ  07901                         New York, NY  10036
      (908) 673-9000                            (212) 969-3000
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 31, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29382F 10 3                  13D


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1    NAME OF REPORTING PERSONS

     CELGENE CORPORATION

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     (Intentionally Omitted)
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

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3    SEC USE ONLY



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4    SOURCE OF FUNDS*

     WC

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(D) OR 2(E)                                   [_]



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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, United States of America

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               7    SOLE VOTING POWER

  NUMBER OF         23,750,000

   SHARES      -----------------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY
                    0 shares
  OWNED BY
               -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         23,750,000

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    0 shares

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     23,750,000

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

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13   PERCENT OF CLASS REPRESENTED

     35.7%

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14   TYPE OF REPORTING PERSON*

     CO

EXPLANATORY NOTE

        This statement on Schedule 13D (this "Statement") is being filed to amend Items 1, 2, 3 and 5 of the statement on Schedule 13D filed January 3, 2003 (the "Original Statement") relating to the Reporting Person's beneficial ownership of common stock, par value $0.01 per share of EntreMed, Inc. No other items of the Original Statement are amended hereby.

ITEM 1.   SECURITY AND ISSUER

        This statement on Schedule 13D (this "Statement") relates to the beneficial ownership of common stock, par value $0.01 per share ("Common Stock") of EntreMed Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 9640 Medical Center Drive, Rockville, Maryland 20850.

ITEM 2.   IDENTITY AND BACKGROUND

        (a) - (c) and (f) This statement is being filed by Celgene Corporation, a Delaware corporation (the "Reporting Person"). Celgene is engaged in the discovery, development and commercialization of novel therapies for the treatment of cancer and inflammatory diseases through gene and protein regulation. The principal executive offices of Celgene are located at 86 Morris Avenue, Summit, New Jersey 07901.

         Attached as Appendix A is information concerning the executive officers and directors of the Reporting Person, which information is required to be disclosed in response to Item 2 and Instruction C to Schedule 13D.

         (d) The Reporting Person has not been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        The aggregate purchase price for the shares of Series A Convertible Preferred Stock owned by the Reporting Person and a warrant (the "Warrant") to purchase up to seven million (7,000,000) shares of Common Stock of the Company was $16,750,000. On March 31, 2005, the Warrant was fully converted into 7,000,000 shares of Common Stock at an exercise price of $1.50 per share. The source of funds for the acquisition of the shares of Series A Stock and the Warrant, and the conversion of the Warrant into Common Stock, was the general working capital of the Reporting Person.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

        (a) and (b) The amount shown as beneficially owned by the Reporting

Person represents the 16,750,000 shares of Common Stock into which the shares of Series A Stock issued to the Reporting Person may presently be converted and the 7,000,000 shares of Common Stock currently held by the Reporting Person, which represents approximately 35.7% of the shares of Common Stock outstanding assuming the conversion of all outstanding shares of Series A Stock into Common Stock.

         The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons are based upon 42,815,284 shares of Common Stock outstanding as of March 10, 2005, as represented by the Company in their Annual Report on Form 10-K, the 16,750,000 shares of Common Stock into which the shares of Series A Stock may presently be converted and the 7,000,000 shares of Common Stock issued to the Reporting Person on March 31, 2005.

         The Reporting Person has sole voting and dispositive power over the subject shares held by the Reporting Person.

         Please see Items 7, 8, 9, 10, 11, and 13 of the cover sheet of this Statement for the Reporting Person.

         (c) Except as set forth herein, the Reporting Person has not effected any transaction in the Common Stock of the Company during the past 60 days.

         (d) Except as set forth herein, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, subject securities held by the Reporting Person.

         (e) Not applicable.

                                   SIGNATURE


     After reasonable inquiry and to the best knowledge and belief of the undersigned, the information set forth in this statement is true, complete and correct.

Dated:  April 4, 2005

                                       CELGENE CORPORATION



                                       By: /s/Robert J. Hugin
                                          -----------------------------------
                                           Robert J. Hugin

                                          Senior Vice President and
                                          Chief Financial Officer

                                   APPENDIX A

             Executive Officers and Directors of Celgene Corporation
             -------------------------------------------------------


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             NAME                         PRINCIPAL OCCUPATION OR EMPLOYMENT
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       John W. Jackson              Chairman of the Board and Chief Executive
                                    Officer of the Reporting Person
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         Sol J. Barer               Director, President and Chief Operating
                                    Officer of the Reporting Person
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       Robert J. Hugin              Director, Chief Financial Officer and
                                    Senior Vice President of the
                                    Reporting Person

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        Michael D. Casey            Director
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        Jack L. Bowman              Retired
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        Frank T. Cary               Retired
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 Arthur Hull Hayes, Jr., M.D.       President and Chief Operating Officer

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     Gilla Kaplan, Ph. D.           Head of Lab and Member
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     Richard C.E. Morgan            Chairman and Chief Executive Officer
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    Walter L. Robb, Ph.D.           Private Consultant and President
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         The business address of each of the above persons is c/o Celgene Corporation, 86 Morris Avenue, Summit, New Jersey 07901.